May 9, 2007

Ms. Jill Davis

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc. (the “Company”)

Comments to Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-132257)

Supplemental Response Letter

Dear Ms. Davis:

We submit this supplemental letter in response to the comments given to us by the Staff via teleconference on May 8, 2007. We also submit herewith certain pages from the Company’s Registration Statement that are marked to show the changes we propose to make in an amendment to the Registration Statement to reflect the items discussed in this letter.

We have considered the Staff’s comments concerning our valuation and associated accounting for stock-based compensation and understand that we are required to record stock-based compensation expense at fair value subsequent to becoming a “public entity” under the provisions of SFAS 123(R). We acknowledge the need to determine the fair value of the equity instruments by considering the guidance provided by the AICPA Audit and Accounting Practice Aid Series – Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA”).

We have re-assessed the valuation of our stock-based compensation as of January 1, 2006, March 7, 2006, December 31, 2006, March 31, 2007 and through the completion of our initial public offering (the “IPO”) as requested by the Staff. Our re-assessed valuation as of these dates is presented below. Based on the results of our re-assessment, we deem it necessary to restate our Consolidated Financial Statements for the year ended December 31, 2006 to reflect incremental stock-based compensation expense of approximately $8.1 million to adjust 2006 recorded amounts to fair value. In further consideration of the accounting for our stock-based compensation, we believe the associated fair value should converge with the IPO price in the period leading up to the IPO. Accordingly, we have removed all references in the Registration Statement to a charge upon consummation of the IPO. In addition, in order to disclose the anticipated future effects of these adjustments to our investors, we have indicated in the Registration Statement that further increases in the fair value of stock-based compensation have

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 9, 2007

been noted during 2007 as the probability of completing an IPO has increased. We have disclosed that we expect additional stock based compensation expense of $5.2 million in the first quarter of 2007 and $5.9 million in the second quarter due to changes in the fair value of our equity grants assuming completion of the IPO at the assumed IPO price of $17.00 (the midpoint of the IPO price range set forth on the cover page of the preliminary prospectus). We have removed all references to “formula value” in our registration statement other than as relates to a description of the redemption feature contained within our award agreements. Further we have modified the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide disclosure regarding the timing and nature of our valuation consistent with paragraph 182 of the AICPA. We have revised the tables and discussion under “Management” with respect to the values of the stock-based compensation of our directors and executive officers to reflect the fair value thereof. We have also revised the Registration Statement to provide appropriate disclosure of the restatement of the 2006 Consolidated Financial Statements.

Methodology

In connection with our valuation of our stock-based compensation, we consulted with an independent valuation expert regarding valuation methodology and the assumptions we utilized in estimating the fair value of our stock-based compensation. We believe that both our methodology and assumptions are reasonable and supportable.

Fair value was calculated by management on a retrospective basis by using a probability weighted expected return method (paragraph 141 of the AICPA Practice Aid). The value under this method is estimated based upon an analysis of future values for the grants based upon various outcomes. The fair value of stock-based compensation is based upon the probability weighted present value of expected future investment returns, considering each of the possible future outcomes available to us and the rights of each share class. We considered various future outcomes with highest probability assigned to completion of the IPO or terminating the IPO process and remaining a privately held entity. These alternatives were deemed to be equally likely outcomes at March 31, 2006 and December 31, 2006. Other alternatives to an IPO were considered (such as a sale of the Company to a third party), but those alternatives did not yield valuations dissimilar from the valuations associated with remaining a privately held entity.

The assumed IPO price was $16.50 per share at March 31, 2006 and is $17.00 per share at December 31, 2006. In our determination of fair value of the equity instruments at each of the dates below, we discounted the assumed IPO price back to each such date for the time value of money and weighted the probability of successfully completing an IPO at each date.

In calculating the value of stock option grants, we utilized the Black-Scholes option pricing method. This method requires that we make estimates of the volatility of our equity securities and assess the timing of future events, as previously noted. As we have been a privately held entity, there has been no readily available market for our stock. Accordingly, we have based volatility on available information on the volatility of the publicly traded stocks of other exploration and production companies considered to be similar in size and operations to us

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 9, 2007

(our peer group). We utilized risk-free interest rates approximating the expected remaining terms of the options at each date.

January 1, 2006

We confirm that we were using the intrinsic value method of accounting for our share-based compensation at the time we adopted SFAS 123(R) on January 1, 2006.

March 7, 2006

SAB No. 107 Topic 14: Share-Based Payment B. Transition from Nonpublic to Public Entity Status Interpretive Response to Question 2 indicates that we should measure the amount of our stock-based compensation cost for our liability awards at the end of the first reporting period ending after becoming a “public entity” under SFAS 123(R). We became a public entity on March 7, 2006 and therefore would record an adjustment from intrinsic value to fair value during the period ended March 31, 2006.

Based on the valuation methodology described above, we evaluated the fair value of our equity instruments as of March 31, 2006, the end of the first reporting period after we became a public entity. Based on market conditions at that time and because we had just filed our initial S-1, we believed that there was a 50% probability that we would complete the IPO within the next year (at an assumed offering price of $16.50 per share) and a 50% probability that we would remain a privately held company. We calculated the fair value of our restricted stock and stock options based on these probabilities and used the resulting fair value to calculate incremental compensation cost of approximately $4.8 million for the quarter ended March 31, 2006.

The assumptions used in calculating the value of the stock options under the Black-Scholes option pricing model consisted of a weighted average expected life of approximately three years, expected volatility of 38%, weighted average risk-free interest rate of 4.83% and a dividend yield of zero. The expected life is based on management’s expectations of option exercises. The volatility is based on the average volatility of our peer group for a period approximating the expected life of the options. The risk-free interest rate is commensurate with the expected life of the stock options.

December 31, 2006

For the December 31, 2006 valuation, we used the currently assumed IPO price of $17.00 per share in our calculation because our selling shareholder had indicated he would not sell at a lower price. Based on market conditions at December 31, 2006, we believed there was a 50% probability of the market recovering sufficiently for us to complete an IPO at the selling shareholder’s desired price target of $17.00 per share within the next year and a 50% probability that we would remain a privately held company. We calculated the fair value of our restricted stock and stock options based on these probabilities and used the resulting fair value to calculate incremental compensation costs based on fair value of approximately $8.1 million for the year ended December 31, 2006 (a $3.3 million increase from March 31, 2006).

Ms. Jill Davis

U.S. Securities and Exchange Commission

May 9, 2007

The assumptions used in calculating the value of the options under the Black-Scholes option pricing model were a weighted average expected life of approximately 2.38 years, expected volatility of 38%, weighted average risk-free interest rate of 4.75% and a dividend yield of zero. The expected life is based on management’s expectations of option exercises. The volatility is based on the average volatility of our peer group for a period approximating the expected life of the options. The risk-free interest rate is commensurate with the expected life of the stock options.

March 31, 2007

While our March 31, 2007 financial statements are not yet complete, we anticipate that we would use the methodology described above to determine fair value as of March 31, 2007. We expect to assume a 75% probability of completing an IPO within three months and a 25% probability of remaining a privately held company at that date. As a result, we expect to record compensation expense for the three months ended March 31, 2007 of approximately $5.3 million. We believe the probability of completing an IPO at March 31, 2007 was higher than the probability at December 31, 2006 due to improved market conditions, inclusive of peer group stock performance. As we have previously described to you, we did not decide to actively recommencing our IPO efforts until our board meeting in April 2007 and had been weighing a number of alternative transactions prior to that time.

Completion of the IPO

We will reflect any incremental changes in the fair value of our stock-based compensation between March 31, 2007 and completion of the IPO during the second quarter of 2007.

If you have any questions regarding the discussion above or the changes reflected in the attached pages of the Registration Statement, please do not hesitate to contact me at (580) 548-5110. Thank you for your prompt attention to these matters.

Very truly yours,

/s/ John Hart
John Hart Vice President, Chief Financial Officer and Treasurer